Free Writing Prospectus

Filed Pursuant to Rule 433(f)

Registration No. 333-137524

November 8, 2006

CARROLS HOLDINGS CORPORATION

Free Writing Prospectus Published or Distributed by Media

On November 2, 2006, The South Florida Sun-Sentinel, a daily newspaper, as well as its online publication, Sun-Sentinel.com, published an article concerning Carrols Holdings Corporation (“Carrols Holdings” and, together with its subsidiaries, “we,” “our,” and “us”), the full text of which is reproduced below.

Clarifications and Corrections

The article published by The South Florida Sun-Sentinel and by Sun-Sentinel.com was not prepared by us or reviewed by us prior to its publication, nor were we aware of the publication of the article prior to November 2, 2006. The article represents the author’s opinion, which is not endorsed or adopted by us.

We believe that the following information is appropriate to clarify or correct information included in the article:

1.	With respect to the statement that Carrols Holdings “plans to go public after Thanksgiving” in the title and in the first paragraph of the article, although we have filed a registration statement with the Securities and Exchange Commission (the “SEC”) with respect to our contemplated initial public offering, we have not established a definitive timetable for the proposed initial public offering and, because the proposed initial public offering is subject to market conditions and other factors, there can be no assurance that the proposed initial public offering will be commenced or completed after Thanksgiving or at all. With respect to the statement in the first paragraph of the article that we are the “largest Burger King franchisee”, that statement is based upon the number of Burger King restaurants and derived from information made publicly available by Burger King Holdings, Inc.

2.	Although Mr. Vituli did not comment to the author of the article on our expansion, the second paragraph of the article should reflect that (i) in 2005, we opened a total of six new company-owned Pollo Tropical restaurants and six new company-owned Taco Cabana restaurants and we acquired four additional Taco Cabana restaurants in Texas from a franchisee, and (ii) in 2006, we currently plan to open eight Pollo Tropical restaurants and ten Taco Cabana restaurants, of which two Pollo Tropical restaurants and four Taco Cabana restaurants had been opened as of June 30, 2006.

3.	The fourth paragraph of the article referring to our “proposed, $210 million initial public offering” and the use of the proceeds to repay debt should reflect that (i) we initially estimated a maximum aggregate offering price for shares of our common stock to be sold in the proposed initial public offering of $210 million, but such amount is subject to change due to market conditions and other factors, and was provided solely for purposes of calculating the registration fee payable to the SEC, (ii) a portion of the shares of our common stock to be sold in the proposed initial public offering will be sold by certain of our stockholders, (iii) the number of shares to be sold in the offering by us and by such stockholders and the offering price per share have not yet been determined, (iv) the estimated net proceeds to be received by us from the sale by us of shares in the proposed initial public offering cannot be determined at this time, and (v) only the net proceeds received by us from the sale of shares in the proposed initial public offering will be used by us to repay a portion of our outstanding indebtedness. In addition, the fourth paragraph of the article should have reflected that we have filed an application for our common stock to be listed, if the proposed initial public offering is consummated, on the Nasdaq Global Market.

4.	The statement in the fifth paragraph of the article that Burger King restaurants account for “about half” of our total revenue is based on our revenues for the year ended December 31, 2005.

5.	The statements in the seventh, eighth, ninth, tenth and twelfth paragraphs of the article are neither based on, nor derived from, information provided by us, whether in our public filings with the SEC or otherwise, and are not endorsed or adopted by us in any manner.

6.	The statement in the eleventh paragraph of the article is incomplete. In 2006, we currently plan to open eight Pollo Tropical restaurants and ten Taco Cabana restaurants, of which two Pollo Tropical restaurants and four Taco Cabana restaurants had been opened as of June 30, 2006.

Full Text of The South Florida Sun-Sentinel and Sun-Sentinel.com Article

Pollo Tropical owner plans to go public after Thanksgiving

By Jaclyn Giovis

South Florida Sun-Sentinel

November 2, 2006

Carrols Holdings Corp., the parent company of Miami-based Pollo Tropical and the largest Burger King franchisee, plans to go public after Thanksgiving, the company’s chairman and CEO said Wednesday.

The Syracuse, N.Y.-based company has been “going gangbusters” on its expansion, said Alan Vituli, Carrols’ chairman and chief executive officer.

He declined to comment further and referred calls to Paul Flanders, Carrols’ vice president and chief financial officer, who could not be reached Wednesday.

Carrols filed paperwork with the Securities and Exchange Commission in late September for a proposed, $210 million initial public offering of common stock. The stock would trade on the Nasdaq exchange and the company would use the IPO’s net proceeds to repay debt, records show. Carrols did not disclose the number of shares it would offer or an estimated share price range.

Carrols operates 330 Burger King restaurants, which accounts for about half of its total revenue. In addition, the company owns 71 Pollo Tropical restaurants, 59 of which are located in South Florida, and 139 Taco Cabana restaurants in Texas.

The company attempted to go public in June 2004 but canceled plans four months later, citing market conditions.

Since then, Burger King’s business has turned around, and in May, the Miami-based burger chain went public.

Burger King’s financial improvement, coupled with the Carrols’ aggressive expansion of its Pollo Tropical and Taco Cabana restaurants, are likely prompting the restaurant company’s new attempt to go public, industry experts say.

“Burger King, as a concept, has found its footing and Carrols, as the largest franchisee, will benefit from that,” said David Henkes, senior principal for Technomic, a Chicago-based research firm that specializes in fast-food industry trends. “And Carrols is diversified enough that it should be successful in its own right.”

But the timing still may not be ripe for a restaurant company to go public, considering Burger King’s IPO was lackluster and chicken chain El Pollo Loco recently withdrew its IPO plans citing market conditions.

Carrols said in documents that it plans to open six new Pollo Tropical restaurants and six more Taco Cabana restaurants in Texas.

But the company is opening restaurants faster than its sales are growing, which causes concern, Henkes said.

Pollo Tropical was a publicly held company before Carrols bought the chain in June 1998. In 2005, the chain generated total revenues of $137 million.

Jaclyn Giovis can be reached at jmgiovis@sun-sentinel.com or 954-356-4668.

Copyright © 2006, South Florida Sun-Sentinel

Forward-Looking Statements

Some of the statements contained in this free writing prospectus constitute forward-looking statements, including, without limitation, the statements regarding our plan to open new restaurants. Statements that are predictive in nature or that depend upon or refer to future events or conditions are forward-looking statements. These statements are often identified by the words “may,” “might,” “will,” “should,” “anticipate,” “believe,” “expect,” “intend,” “estimate,” “hope,” or similar expressions. In addition, expressions of our strategies, intentions or plans are also forward-looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties, both known and unknown. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of their date. There are important factors that could cause actual results to differ materially from those in forward-looking statements, many of which are beyond our control. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected or implied in the forward-looking statements. We believe important factors that could cause actual results to differ materially from our expectations include the following:

•	competitive conditions;

•	regulatory factors;

•	environmental conditions and regulations;

•	general economic conditions, particularly at the retail level;

•	weather conditions;

•	fuel prices;

•	significant disruptions in service or supply by any of our suppliers or distributors;

•	changes in consumer perception of dietary health and food safety;

•	labor and employment benefit costs;

•	the outcome of pending or future legal proceedings;

•	our ability to manage our growth and successfully implement our business strategy;

•	the risks associated with the expansion of our business;

•	general risks associated with the restaurant industry;

•	our inability to integrate any businesses we acquire;

•	our borrowing costs and credit ratings, which may be influenced by the credit ratings of our competitors;

•	the availability and terms of necessary or desirable financing or refinancing and other related risks and uncertainties;

•	the risk of events similar to those of September 11, 2001 or an outbreak or escalation of any insurrection or armed conflict involving the United States or any other national or international calamity;

•	factors that affect the restaurant industry generally, including recalls if products become adulterated or misbranded, liability if product consumption causes injury, ingredient disclosure and labeling laws and regulations, reports of cases of “mad cow” disease and avian flu, and the possibility that consumers could lose confidence in the safety and quality of certain food products, as well as recent publicity concerning the health implications of obesity and transfatty acids; and

•	other factors discussed under “Risk Factors” or elsewhere in our registration statement (including the prospectus contained therein) filed with the SEC.

All forward-looking statements included in this free writing prospectus are based on information available to us on the date of this free writing prospectus. We undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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Carrols Holdings has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Carrols Holdings has filed with the SEC for more complete information about Carrols Holdings and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Carrols Holdings, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Wachovia Capital Markets, LLC by email at equity.syndicate@wachovia.com or by calling toll-free 1-800-326-5897 or by contacting Banc of America Securities LLC by email at dg.prospectus_distribution@bofasecurities.com or by calling toll-free at 1-800-294-1322.

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